VIA EDGAR

July 7, 2020

Office of Registration and Reports

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Third Avenue Trust - File No. 811-08039; Third Avenue Variable Series Trust – File No. 811-09395

To the Staff of the Commission:

On behalf of Third Avenue Trust and Third Avenue Variable Series Trust (the “Trusts”), enclosed for filing pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1.     Endorsement Number 11 to the Trusts’ Investment Company Blanket Bond No. 82179408 (the “Fidelity Bond”) issued by Federal Insurance Company, a member of the Chubb group of companies, extending the term of the Fidelity Bond from July 1, 2020 to September 30, 2020; and

2.     A copy of the resolution, attached hereto as Appendix A, adopted at the June 23, 2020 Meeting of the Board of Trustees, at which a majority of the Trustees who are not “interested persons” of the Trusts as defined under Section 2(a)(19) of the 1940 Act, authorized the officers of the Trusts to acquire Fidelity Bond coverage.

The additional premium of $1,520 was paid for the period from July 1, 2020 until September 30, 2020.

Respectfully submitted,

/s/ Joel Weiss

Joel L. Weiss

President of the Trusts

cc: Joseph V. Del Raso

Appendix A

RESOLVED,	that the proper officers of Third Avenue Trust and Third Avenue Variable Series Trust (“Trusts”) be, and hereby are, authorized and directed to acquire Fidelity Bond coverage, which covers the Trusts, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (“SEC”) under Section 17(g) of the Investment Company Act of 1940, as amended (“1940 Act”); and it is further

RESOLVED,	that the Trusts shall be an insured under a Fidelity Bond in an amount which is to be determined by the proper officer(s) of the Trusts as necessary and appropriate, covering, among others, officers and employees of the Trusts in accordance with the requirements of the 1940 Act after having given due consideration to all of the factors deemed relevant by the 1940 Act and the Board of Trustees, including the value of the aggregate assets of each series of the Trusts to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held; and it is further

RESOLVED,	that the proper officers of the Trusts be, and each hereby is, authorized to increase or decrease the amount of the Fidelity Bond to remain in compliance with the 1940 Act and the rules thereunder; and it is further

RESOLVED,	that the proper officers of the Trusts be, and each hereby is, authorized to make all filings with the SEC and to give all notices on behalf of the Trusts required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act.

				FEDERAL INSURANCE COMPANY
				Endorsement No.: 11
				Bond Number:	82179408
NAME OF ASSURED: THIRD AVENUE TRUST

EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	July 1, 2019
		to	12:01 a.m. on	September 30, 2020

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 22, 2020